                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE, 2008

                        COMMISSION FILE NUMBER 2 - 68279

                               RICOH COMPANY, LTD.
                               -------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

               13-1, GINZA 8-CHOME, CHUO-KU, TOKYO 104-8222, JAPAN
               ---------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [_] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

--------------------------------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Ricoh Company, Ltd.
                                   --------------------------------------------
                                   (Registrant)


Date: June 4, 2008                 By:        /S/Takashi Nakamura
                                      -----------------------------------------
                                      Name:  Takashi Nakamura
                                      Title: Director
                                             Corporate Executive Vice President
                                             CHO(Chief Human Resource Officer)
                                             General Manager of Personnel
                                             Division

(TRANSLATION)
                                                        (Securities Code: 7752)
                                                                   June 4, 2008

                                   NOTICE OF
                108TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 108th Ordinary General Meeting of Shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for Ordinary General Meeting of Shareholders" and exercise your voting right in writing or via the Internet no later than 5:30 p.m., Wednesday, June 25, 2008.

[Exercise of voting rights in writing]

Please indicate your "approval or disapproval" for each of the proposals on the voting form enclosed herewith and return the form by the above-mentioned deadline.

[Exercise of voting rights via the Internet]

   Please access the website designated by the Company for the Exercise of Voting Rights (http://www.web54.net), use "Voting right exercise code" and "Password," both shown in the voting form and enter your approval or disapproval for each of the proposals following the instructions displayed on the screen.

   When exercising your voting right through the Internet website, please read "Exercise of Voting Rights via the Internet" on page 52.

                                          Yours faithfully,

                                          Shiro Kondo,

                                          Representative Director,

                                          President and Chief Executive Officer

                                          Ricoh Company, Ltd.

                                          1-3-6 Nakamagome, Ohta-ku, Tokyo

 1. DATE AND TIME:     Thursday, June 26, 2008, from 10:00 a.m.

 2. VENUE:             Ricoh's registered head office: 1-3-6 Nakamagome,
                       Ohta-ku, Tokyo

 3. PURPOSE:

 ITEMS TO BE REPORTED: 1.  The Business Report, Consolidated Financial
                           Statements and the results of auditing consolidated financial statements by account auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)

                       2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)

ITEMS TO BE RESOLVED:
      Agenda 1:       Appropriation of retained earnings
      Agenda 2:       Election of eleven (11) Directors
      Agenda 3:       Election of two (2) Corporate Auditors
      Agenda 4:       Election of one (1) Substitute Corporate Auditor
      Agenda 5:       Payment of bonuses to Directors

4. TREATMENT OF VOTING RIGHTS

(1) When voting rights were exercised both in writing and via the Internet, the vote arrived later shall be deemed effective. However, if votes arrive on the same day, the vote registered via the Internet shall be deemed effective.

(2) When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.

Notes:

1. Shareholders are requested to fill out and submit the appended voting form at the reception desk when attending.

2. If there is any revision to Reference Material for Ordinary General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, such revision will be notified on the Company's website (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

TO OUR SHAREHOLDERS

   I would like to take this opportunity to express our sincere appreciation for our shareholders' continuous support to us in delivering our business report for 108th business term, from April 1, 2007 to March 31, 2008.

   Consolidated net sales rose 7.3% year on year to Yen 2,219.9 billion in the fiscal year ended March 31, 2008. The increase is attributable mainly to strong sales of multifunction printers (MFPs) mainly with color functions, and laser printers, at home and abroad.

   Net income amounted to Yen 106.4 billion, down 4.7% from a year earlier, due chiefly to the foreign exchange loss, with its negative effects increased in the latter half of the fiscal year.

   With regard to dividends, an interim dividend of Yen 16 per share is already disbursed and a dividend of Yen 17 per share, up Yen 2 per share from a year earlier, at the end of the term will be proposed (total of Yen 33 for the fiscal year) at the 108th Ordinary General Meeting of Shareholders.

   It is true that there are various uncertain factors such as economic trends and foreign exchange fluctuations, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of Yen 2.26 trillion and net income of Yen 108 billion in the fiscal year ending March 31, 2009.

   Under the 16th Mid-Term Business Plan in which we announce our vision of the three years from the fiscal year ended March 2009, the Ricoh Group strove to achieve further growth and development through creation of new customer value and highly efficient business operations. By implementing these initiatives, we aim to meet the expectations of our shareholders.

   We look forward to your support and encouragement to the Company from now on.

                                          Sincerely,

                                          June 2008

                                          Masamitsu Sakurai,
                                          Chairman of the Board and
                                          Representative Director

                                          Shiro Kondo,
                                          Representative Director, President
                                          and Chief Executive Officer

Reference Documents Attached to Notice of 108th Ordinary General Meeting of Shareholders

                    BUSINESS REPORT FOR 108TH BUSINESS TERM
                       (April 1, 2007 to March 31, 2008)

   (The following is an unofficial English translation of the Reports for the 108th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1.  STATUS OF THE RICOH GROUP

(1) OPERATING CONDITIONS FOR THE FISCAL YEAR UNDER REVIEW

(I) Operating progress and results

-  Overview

..  Business Environment

   In the fiscal year under review, the Japanese economy experienced a downturn due in part to skyrocketing crude oil prices, fluctuations in stock and foreign exchange markets and a downturn in the housing sector. The U.S. economy slowed down affected by the negative effects of the subprime mortgage crisis. Meanwhile, the European economy enjoyed stable growth in general, and Chinese, other Asian and Oceania economies continued to expand despite some slowdown.

..  Ricoh Group Vision

   Ricoh Group announced a long term goal "Winner in the 21st Century" (Establishment of global brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to grow and develop. To these ends, Ricoh is promoting business activities in order to provide innovative products and services for all customers based on the Ricoh values of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management".

..  Status of Office Solutions

   In the previous 15th Mid-Term Business Plan - the last year of which was the fiscal year under review - in order to create a stronger earnings foundation in general office copying equipment and printers, Ricoh has made an effort to shift from monochrome to color, incorporated advanced digital technologies, and progressed to network capable equipment, providing solutions which meet the needs of customer business environments.

   Ricoh also positioned the production printing market and low-end market as new growth areas, and is actively developing these businesses.

..  New Products from Office Solutions

   Ricoh continually creates new color multifunction machines and color laser printers, among others, further enhancing the product line in the fiscal year under review.

   As a high-speed digital color multifunction machine, Ricoh launched the "imagio MP C7500/6000 (sold overseas as: Aficio C7500/C6000)", which reduces its standard power consumption to the half of existing machines, and produces higher quality images by adopting

"New color PxP toner". We also launched the "imagio Neo 753RC/603RC", with a recycle parts mass ratio of 88%, and by incorporating Ricoh's unique energy conservation technologies "HYBRID QSU" and "QSU", is far below the recommended power consumption level determined in green purchasing criteria. By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

   In the low-end printer market, Ricoh launched the "IPSiO SP C220 (sold overseas as: Aficio SP C220N)", a color laser printer priced similar to black & white printers, which adopts a compact and stylish design and achieves high productivity, printing black & white or color at 16 pages/minute. It can be utilized in a variety of situations, as a high performance color laser printer used at small offices and shop service desks, on an office desktop, or as a shared printer for small work groups.

   Also, further progress has been made in the unique GELJET technology which combines the advantages of both ink jet and laser technologies. Ricoh launched the "IPSiO GX 3000SF/GX3000S (sold overseas as: Aficio GX3000SF/GX3000S/3050sfn)". This is a color multifunction machine compatible with A4-size papers for business users (offering a maximum of four functions in one machine: printer, copier, scanner and fax), which achieves higher quality images, higher speed printing, low cost, energy conservation, and saves space. (IPSiO GX3000S/Aficio GX 3000S does not have facsimile functions.)

   With these new products, Ricoh continues to create the new low-end business color market.

..  Establishment of InfoPrint Solutions Company, LLC

   To expand business in the production printing market, Ricoh established a joint venture company with IBM Corporation, "InfoPrint Solutions Company, LLC" in June 2007 (the plan is to make it a wholly owned subsidiary of the Company in 2010). The company will start operating with about 1,200 employees worldwide, and the plan is to add about 1,400 printer maintenance staff in June 2008. By combining the service, software and IT solutions held by the new company with Ricoh Group's strengths in the development and production of hardware andsoftware, Ricoh will be in a position to provide all sizes of customers with output solutions for office printing, industrial printing, large printing systems, and commercial printing environments.

..  Further improvement of customer satisfaction

   J.D. Power Asia Pacific, Inc. is an international institute specialized in customer satisfaction surveys. In its "2007 Japan Printer Satisfaction Study", Ricoh achieved 1st place in both color printers and black & white printers. Ricoh also achieved the highest evaluation in J.D. Power's "2007 Japan Copier/Multifunction Product Customer Satisfaction Study", for both color machines and black & white machines. Furthermore, Ricoh Technosystems Co., Ltd. received the highest evaluation for system planning and construction 2 years in a row, in its "2007 Japan Solution Provider Satisfaction Study".

   Ricoh will further strengthen its highly evaluated products, sales handling, support, and services, and advance its efforts from the customer's standpoint.

..  Status of Industrial Products

   In the industrial market, a new factory for the thermal media business began operating in

China, enabling more stable product supply for the China market, in which large growth is expected. Also, in the semiconductor business, products such as Ricoh's power supply ICs for mobile phones have attained leading global market shares.

..  Structural reform

   Ricoh continued to strengthen its business foundations in this period.

   In sales and services, Ricoh combined companies in each region of the USA, Europe, and Japan, working to strengthen its sales organization, and to increase business efficiency.

   In development, at the Ricoh Technology Center which combines the design and development functions, we are promoting design and development process innovation by a cross-functional organization, and rapidly achieving higher development efficiency.

   Furthermore, in the production front, Ricoh has continuously been improving the production process and developing into each production line, thereby achieving further cost reductions.

..  Performance in the fiscal year under review

   Net sales amounted to Yen 2,219.9 billion, up 7.3% from a year earlier. Operating income was up 4.1% year on year to Yen 181.5 billion, income from continuing operations before income tax was up 0.1% from the previous year to Yen 174.6 billion. Net income from continuing operations increased by 0.2% from the previous corresponding period, to Yen 106.4 billion. Net income decreased by 4.7% from net income including gain from the sale of the discontinued operations of Yen 5.5 billion for the previous corresponding period.

..   Overview of the 16th Mid-Term Business Plan

   In its 16th Mid-Term Business Plan, commencing the year ending March 31, 2009, Ricoh shall put even more emphasis on customer viewpoints, and continue providing products and services which exceed customer expectations.

   Especially in the office solutions area, Ricoh Group plans to utilize its strengths such as customer contact abilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations. Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value. Ricoh will construct and apply document solutions with networked printing solutions by efficiently networking multiple copying machines and printers, and systems with centralized storage of documents, search, and output by file servers, and thereby contribute to raising customer productivity and knowledge creation.

   Ricoh is providing better color laser printer and GELJET printer products to boost growth of its low-end business and rapidly establish the production printing business, thus expanding its business areas in the printing market.

   Furthermore, Ricoh is aiming at creating new service businesses (business process outsourcing).

   In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.

   Ricoh is also making further advances in business development in emerging markets, in both the office solutions market and the industrial market.

   Finally, in order to increase or create customer value and boost earning power in each business field, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technical abilities.

CONSOLIDATED SALES BY CATEGORY (CONSOLIDATED BASIS)

       Category          Sales (billions of yen) Percentage of total Change (%)
-------------------------------------------------------------------------------
   Imaging Solutions             1,709.4                 77.0            8.2
   Network System Solutions        200.0                  9.0            3.0
Office Solutions                 1,909.5                 86.0            7.6
Industrial Products                144.3                  6.5            8.2
Other                              166.0                  7.5            3.1
Total                            2,219.9                100.0            7.3
-------------------------------------------------------------------------------
   Japan                         1,016.0                 45.8            1.4
   Overseas                      1,203.9                 54.2           12.9
      The Americas                 434.7                 19.6            2.0
      Europe                       603.2                 27.2           18.9
      Other                        165.9                  7.4           24.7
-------------------------------------------------------------------------------

OFFICE SOLUTIONS (up 7.6% year on year to Yen  1,909.5 billion)

Net sales in the Office Solutions segment which consists of Imaging Solutions and Network System Solutions increased by 7.6% from the previous corresponding period, to Yen 1,909.5 billion despite the stiff competition against other manufacturers regarding the color equipment and solution business.

Imaging Solutions (up 8.2% year on year to Yen  1,709.4 billion)


Trends in consolidated net sales                           (billions of yen)

FY 2007                                                              1580.1

FY 2008                                                              1709.4

FY 2009(E)                                                           1751.5

Imaging Solution: Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software

Sales of PPCs, MFPs and printers, mainly color equipment, increased both in Japan and overseas due to its expanding product lines and enhanced solution sales structures. The new color MFP products launched as a standard new-generation color model played a large role in this sales increase. Overall sales increased by 8.2% from the previous corresponding period, to Yen 1,709.4 billion.

Network System Solutions (up 3.0% year on year to Yen 200.0 billion)


Trends in consolidated net sales                           (billions of yen)

FY 2007                                                                194.3

FY 2008                                                                200.0

FY 2009 (E)                                                            205.0

Network System Solutions: Personal computers, PC servers, network systems and network related software

The increase in sales of IT services was due to the expansion of solution business. The sales of personal computers and PC servers increased slightly in Japan. As a result, sales in this category increased by 3.0% from the previous corresponding period, to Yen 200.0 billion.

INDUSTRIAL PRODUCTS (up 8.2% year on year to Yen 144.3 billion)


Trends in consolidated net sales                           (billions of yen)

FY 2007                                                                133.3

FY 2008                                                                144.3

FY 2009 (E)                                                            143.5

Industrial Products: Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Net sales in the Industrial Products segment increased by 8.2% from the previous corresponding period, to Yen 144.3 billion. Sales in semiconductors, thermal media as well as electric components increased.

OTHER (up 3.1% year on year to Yen 166.0 billion)


Trends in consolidated net sales                           (billions of yen)

FY 2007                                                                161.0

FY 2008                                                                166.0

FY 2009(E)                                                             160.0

Other: Optical discs and digital camera

Net sales in this category increased by 3.1% from the previous corresponding period, to Yen 166.0 billion. Sales of digital cameras increased both in Japan and overseas in addition to good performance of the financing services in Japan.

(II) PLANT AND EQUIPMENT INVESTMENT

In the fiscal period under review, the Ricoh Group invested a total of Yen
85.2 billion (including an investment of Yen 33.3 billion by the Company) in plant and equipment, mainly comprising the following.

(a)Major equipment and facility expansions completed during the fiscal year:

          Plant annexes to design and develop printer and electronic components (Ikeda Plant)

          Equipment-related supplies plant (Numazu Plant)

(b)Major equipment and facility expansions in progress in the fiscal year:

          Equipment-related supplies plant (Numazu Plant)

(III) FUND PROCUREMENT

There were no issues to be noted.

(VI) STATUS OF ACQUISITION OF OTHER COMPANIES' STOCKS AND OTHER EQUITIES

Ricoh Group acquired the equity stake (51%) of InfoPrint Solutions Company, LLC on June 1, 2007. Ricoh intends to increase its investment gradually, and acquire 100% of said company ultimately. Details are described in the "Overview" in the section "(i) Operating progress and results."

(2) STATUS OF ASSETS AND PROFIT/LOSS IN THREE BUSINESS YEARS

Transition of assets and profit/loss of the Ricoh Group

----------------------------------------------------------------------------------------------------------
                                                           Fiscal year Fiscal year Fiscal year Fiscal year
                                                              ended       ended       ended       ended
                          Items                            March 2005  March 2006  March 2007  March 2008
----------------------------------------------------------------------------------------------------------
Net sales (billions of yen)                                  1,807.4     1,909.2     2,068.9     2,219.9
Income from continuing operations before income tax
  (billions of yen)                                            130.9       152.7       174.5       174.6
Net income (billions of yen)                                    83.1        97.0       111.7       106.4
Net income per share (yen)                                    112.64      132.33      153.10      146.04
Total assets (billions of yen)                               1,953.6     2,041.1     2,243.4     2,214.3
Net assets (billions of yen)                                   862.9       960.2     1,070.9     1,080.1
----------------------------------------------------------------------------------------------------------

Notes:

1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2. As a result of the sale of a business in the fiscal year ended March 2007, the operating results from the discontinued operations have been reclassified in the figure before fiscal year ended March 2006 in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

3. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

Transition of assets and profit/loss of the Company

---------------------------------------------------------------------------------
                                  Fiscal year Fiscal year Fiscal year Fiscal year
                                     ended       ended       ended       ended
              Items               March 2005  March 2006  March 2007  March 2008
---------------------------------------------------------------------------------
Net sales (billions of yen)          897.2       934.3      1,033.3     1,036.2
Ordinary income (billions of yen)     62.7        82.4        105.2        79.5
Net income (billions of yen)          41.9        55.0         71.9        54.6
Net income per share (yen)           56.64       74.81        98.48       74.99
Total assets (billions of yen)       949.5       982.5      1,076.2     1,067.8
Net assets (billions of yen)         659.9       694.7        744.8       761.2
---------------------------------------------------------------------------------

Notes:

1. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

2. Beginning in the fiscal year ended March 2007, the Company adopted ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheets" and its Implementation Guidance-ASBJ Guidance No. 8, "Guidelines on Accounting Standards for Presentation of Net Assets in Balance Sheet."

(3) STATUS OF MAJOR SUBSIDIARIES

Status of major subsidiaries

                                                   INVESTMENT
              NAME                PAID-IN CAPITAL  RATIO (%)               PRINCIPLE BUSINESS
-----------------------------------------------------------------------------------------------------------

Tohoku Ricoh Co., Ltd.           2,272 million JPY   100.0    Manufacturing of office equipment

Ricoh Printing Systems, Ltd.     5,000 million JPY   100.0    Manufacturing and sale of office equipment

Ricoh Elemex Corporation         3,456 million JPY    56.0    Manufacturing of office equipment

Ricoh Sales Co., Ltd.            622 million JPY     100.0    Sale of office equipment

Ricoh Kansai Co., Ltd.           700 million JPY     100.0    Sale of office equipment

Ricoh Technosystems Co., Ltd.                                 Maintenance service and sale of office
                                 2,128 million JPY   100.0    equipment

Ricoh Leasing Company, Ltd.      7,896 million JPY    51.1    General leasing

RICOH ELECTRONICS, INC.                                       Manufacturing of office equipment and related
                                 27 million USD      100.0    supplies

RICOH AMERICAS CORPORATION       286 million USD     100.0    Sale of office equipment

InfoPrint Solutions Company, LLC (Note 2)             59.2    Sale of office equipment

RICOH EUROPE HOLDINGS PLC                                     Holding company of sales in the European
                                 0.9 million GBP     100.0    region

RICOH ASIA INDUSTRY LTD.         180 million HKD     100.0    Sale of office equipment

Notes:

1. The respective percentage of total investment ratio for Ricoh Elemex Corporation, Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., InfoPrint Solutions Company, LLC include voting rights of those shares held by subsidiaries.

2. No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

3. RICOH EUROPE HOLDINGS PLC is a holding company established for the purpose of business restructuring in the European region.

(4) ISSUES THE RICOH GROUP FACES

   Customer needs are increasingly diversifying. It is increasingly difficult to satisfy customers' needs by providing prices and functions of purchased products or specific services. There is also diverse and increasingly harsh competition in color equipment and solutions development.

   In this rapidly changing market environment, in order for Ricoh Group to continually achieve growth and development and establish a global brand, we consider it most important to thoroughly execute "Creation of customer value" and "High efficiency management", and thereby enhance our competitive strength as a company to gain greater trust of customers.

   In "Creation of customer value", Ricoh will increasingly practice active discovery of new value by "Customer Satisfaction Management", in addition to Ricoh's unique abilities to pursue the 3 customer values of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management". That is, Ricoh will strive further to provide products and services which help customers contribute to global environmental conservation, pursue ease of use which enables customers to thoroughly utilize products and services, support knowledge creation activities by customers, and create environments for knowledge creation.

   Ricoh will continue working for "High efficiency management" of the overall group. By promoting structural innovations in development, production, sales, etc., selecting businesses for complete focus, and improved business processes, Ricoh will boost earnings power of the overall group and individual businesses. We recognize that another vital issue is ensuring that results of early investments towards growth lead to earnings.

   Furthermore, by investing profits created in business areas and stronger technologies where large growth is expected, Ricoh will work to improve its performance, further growing its corporate value.

(5) MAIN BUSINESS (as of March 31, 2008)

 Office Solutions    Imaging Solutions

                     Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software, etc.

                     Network System Solutions

                     Personal computers, PC servers, network systems and network related software, etc.

 Industrial Products Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

        Other        Optical discs and digital camera, etc.

(6) PRINCIPAL OFFICES AND PLANTS (as of March 31, 2008)

Major domestic offices and plants

        The Company (location)                  Subsidiaries (location)
-------------------------------------------------------------------------------

Head Office (Tokyo)                      Ricoh Optical Industries Co., Ltd.
                                         (Iwate Pref.)

Omori Office (Tokyo)                     Tohoku Ricoh Co., Ltd. (Miyagi Pref.)

Software Research Center (Tokyo)         Ricoh Printing Systems, Ltd. (Tokyo)

Shin-Yokohama Office (Kanagawa Pref.)    Ricoh Elemex Corporation (Aichi Pref.)

Ricoh Technology Center (Kanagawa Pref.) Ricoh Tohoku Co., Ltd. (Miyagi Pref.)

Research and Development Center          Ricoh Sales Co., Ltd. (Tokyo)
  (Kanagawa Pref.)

Atsugi Plant (Kanagawa Pref.)            Ricoh Chubu Co., Ltd. (Aichi Pref.)

Hadano Plant (Kanagawa Pref.)            Ricoh Kansai Co., Ltd. (Osaka Pref.)

Gotemba Plant (Shizuoka Pref.)           Ricoh Chugoku Co., Ltd. (Hiroshima
                                         Pref.)

Numazu Plant (Shizuoka Pref.)            Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)

Fukui Plant (Fukui Pref.)                Ricoh Technosystems Co., Ltd. (Tokyo)

Ikeda Plant (Osaka Pref.)                Ricoh Leasing Company, Ltd. (Tokyo)

Yashiro Plant (Hyogo Pref.)


Major overseas offices

        SUBSIDIARIES (LOCATION)                 SUBSIDIARIES (LOCATION)
-------------------------------------------------------------------------------

RICOH AMERICAS CORPORATION (U.S.A.)      RICOH ELECTROICS, INC. (U.S.A.)

InfoPrint Solutions Company, LLC         RICOH UK PRODUCTS LTD. (U.K.)
  (U.S.A.)

RICOH EUROPE PLC (U.K.)                  RICOH INDUSTRIE FRANCE S.A.S. (France)

RICOH CHINA CO., LTD. (China)            RICOH ASIA INDUSTRY (SHENZHEN) LTD.
                                         (China)

RICOH ASIA PACIFIC PTE LTD (Singapore)   SHANGHAI RICOH DIGITAL EQUIPMENT CO.,
                                         LTD. (China)

Note:

RICOH EUROPE PLC provides the integrated functions for sales companies in Europe.

(7) STATUS OF EMPLOYEES (as of March 31, 2008)

(I) EMPLOYEES OF THE RICOH GROUP

                   Office       Industry                 Common
                  solutions     products   Other      businesses in
Classification    business      business businesses    the group       Total
----------------------------------------------------------------------------
  Number of
  employees         75,254       3,421     3,751          1,030       83,456

(II) EMPLOYEES OF THE COMPANY

     Number of      Change from previous   Average          Average
     employees          fiscal year          age        length of service
----------------------------------------------------------------------------
      11,295            8 (Decrease)        41.4            18.2 years

2. SHAREHOLDERS' EQUITY (as of March 31, 2008)

(1) TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED: 1,500,000,000

(2) TOTAL NUMBER OF SHARES ISSUED:                    744,912,078

(3) NUMBER OF SHAREHOLDERS:                                41,250

(4) MAJOR SHAREHOLDERS:

                                  Name                                     The shareholders' stake in the Company
------------------------------------------------------------------------------------------------------------------
                                                                          Thousands of shares Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)                                   72,314                 9.71
Japan Trustee Services Bank, Ltd. (Trust Account)                                      41,110                 5.52
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                                                 36,193                 4.86
Nippon Life Insurance Company                                                          35,906                 4.82
NIPPONKOA Insurance Co., Ltd.                                                          18,193                 2.44
State Street Bank and Trust Company                                                    16,422                 2.20
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION                                              15,839                 2.13
National Mutual Insurance Federation of Agricultural Cooperatives                      11,947                 1.60
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)              11,509                 1.55
State Street Bank and Trust Company 505103                                             10,809                 1.45

Notes:

1. The number of treasury stocks (23,960 thousands of shares) is not included in the chart above.

2. In addition to the above, stakes in the Company include 1,000 thousands of shares (0.13%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

Breakdown of shareholders

Category                        Thousands of shares held Number of shareholders Investment ratio (%)
----------------------------------------------------------------------------------------------------
Financial institutions                  350,858                     224                47.10
Foreign companies                       265,204                     638                35.60
Individual investors and others          54,016                  39,642                 7.25
Other domestic companies                 33,371                     686                 4.47
Treasury stock                           23,960                       1                 3.21
Securities companies                     17,501                      59                 2.34

3. STATUS OF STOCK ACQUISITION RIGHTS

The status of "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" which the Company issued on December 7, 2006 was as follows.


Issue: Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)

Number of new stock acquisition rights:  55,000

Applicable type of shares:               Common stock

Applicable number of shares:             19,741,071 shares

Conversion period:                       On or after December 21, 2006
                                         Up to and including November 23, 2011

Conversion price:                        Yen  2,800 (Note 1)

Conditions of new stock acquisition      (Note 2)
  rights:

Notes:

1. The Conversion Price shall be adjusted by the following formula in case Ricoh issues or disposes of treasury shares at a price below the then market price of its common stock after the issuance of the Convertible Bonds. "Number of Outstanding Shares" in the following formula means the total outstanding number of the shares of common stock of Ricoh (excluding the number of treasury shares).

       Conversion Price After Adjustment = Conversion Price Before Adjustment X (Number of outstanding Shares + [Number of Shares to be issued or disposed] X
       [Amount to be paid per Share / Market price per Share]) / (Number of outstanding Shares +
       Number of Shares to be issued or disposed)

Appropriate and necessary adjustments to the Conversion Price will also be made in certain cases including in case of stock splits or consolidation of the common stock of Ricoh, the issuance of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) exercisable into the common stock of Ricoh at less than market price.

2: No Stock Acquisition Right may be exercised in part. Prior to (but not including) December 8, 2006, a Convertible Bond holder may exercise the Stock Acquisition Rights only if, as of the last Trading Day (as defined below) of any calendar quarter, the Closing Price of the common stock of Ricoh for any 20 Trading Days during a period of 30 consecutive Trading Days ending on the last Trading Day of such quarter is more than 120% of the Conversion Price in effect on such Trading Day. However, such calculation shall not be made for the calendar quarter commencing on October 1, 2010. On and after December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights at any time after the Closing Price of the common stock of Ricoh on at least one Trading Day falling on and after December 8, 2010 is more than 120% of the Conversion Price in effect on such Trading Day.

4. STATUS OF CORPORATE OFFICERS

(1) DIRECTORS AND CORPORATE AUDITORS (as of March 31, 2008)

                                             Principal duty, representative
        Position          Name               status at other companies
--------------------------------------------------------------------------------

Chairman of the Board     Masamitsu Sakurai  Chairman of Japan Association of
and Representative                           Corporate Executives
Director:

President and             Shiro Kondo        CEO
Representative
Director:

Director:                 Koichi Endo        Management Strategy, Management
                                             Innovation; Office Business
                                             Strategic Planning, Production
                                             Printing Business; General Manager
                                             of Fact Base Management Innovation
                                             Office

Director:                 Masayuki Matsumoto Domestic Marketing, Corporate
                                             Social Responsibility

Director:                 Katsumi Yoshida    Overseas Marketing

Director:                 Takashi Nakamura   Personnel, Production, and Legal
                                             Affairs and Intellectual Property

Director:                 Kazunori Azuma     General Manger of Marketing Group

Director:                 Zenji Miura        Finance, Information, IR,
                                             Corporate Communication,
                                             Management of Group Companies,
                                             Internal Management and Control;
                                             General Manager of Corporate
                                             Planning Division

Director:                 Kiyoshi Sakai      Technology, Corporate Environment

Director:                 Takaaki Wakasugi   Professor, Faculty of Business
                                             Administration, Tokyo Keizai
                                             University
                                             Co-director of Mitsui Life
                                             Financial Research Center,
                                             University of Michigan Ross School
                                             of Business Director and General
                                             Manager of Japan Corporate
                                             Governance Research Institute, Inc.

Director:                 Takuya Goto        Chairman of the Board, Kao
                                             Corporation
                                             Chairman of Japan Marketing
                                             Association

Corporate Auditor:        Kohji Tomizawa     Full-time

Corporate Auditor:        Shigekazu Iijima   Full-time

Corporate Auditor:        Kenji Matsuishi    General Manager of Matsuishi Legal
                                             Services

Corporate Auditor:        Takehiko Wada      Chairman and Representative
                                             Director of San-Ai Oil Co., Ltd.

Notes:

1. Directors Takaaki Wakasugi and Takuya Goto are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2. Corporate Auditors Kenji Matsuishi and Takehiko Wada are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

3. Serving at the Company's accounting and finance sector for many years, Corporate Auditor Shigekazu Iijima has considerable knowledge about finance and accounting.

4. The "Principal duty, representative status at other companies" of Directors Koichi Endo, Takashi Nakamura and Kiyoshi Sakai will be revised effective April 1, 2008, as follows:

   Koichi Endo:      Management Strategy
   Takashi Nakamura: Personnel; General Manager of Human Resources Division
   Kiyoshi Sakai:    Technology, Corporate Environment, Legal Affairs and
                     Intellectual Property

(2) TOTAL REMUNERATION, ETC. PAID TO DIRECTORS AND CORPORATE AUDITORS

                                                   Amount of remuneration paid
 Category                     Number of recipients        (million yen)
 -----------------------------------------------------------------------------
 Directors                             11                      521
 (Outside Directors)                   (2)                     (18)
 Corporate Auditors                     4                       55
 (Outside Corporate Auditors)          (2)                      (9)
 -----------------------------------------------------------------------------
            Total                      15                      577
 -----------------------------------------------------------------------------

Notes:

1. The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

2. The remuneration, etc. paid to Directors include amount of allowance for Directors' bonuses based on the proposal, "Payment of bonuses to Directors" to be submitted to the 108th Ordinary General Meeting of Shareholders to be held on June 26, 2008, amounting to Yen 173 million.

3. In addition to the above remuneration, the Company plans to pay retirement allowance, amounting to Yen 2 million, to one Corporate Auditor who will resign at the conclusion of 108th General Meeting of Shareholders held on June 26, 2008. This payment is based on the resolution "Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system" of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007.

(3) OUTSIDE DIRECTORS AND CORPORATE AUDITORS

(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

                                                  Concurrent positions as Director in charge of execution of
Position                Name                          operations or outside Director, at other companies
---------------------------------------------------------------------------------------------------------------------------

Outside Director  Takaaki Wakasugi Emeritus Professor, the University of Tokyo
                                   Professor, Faculty of Business Administration, Tokyo Keizai University
                                   Co-director of Mitsui Life Financial Research Center, University of Michigan Ross School
                                   of Business
                                   Director and General Manager of Japan Corporate Governance Research Institute, Inc.
                                   Outside Corporate Auditor, JFE Holdings, Inc.
                                   Outside Corporate Auditor, NTT DoCoMo, Inc.

Outside Director  Takuya Goto      Chairman of the Board, Kao Corporation
                                   Outside Director, Asahi Glass Co., Ltd.
                                   Outside Director, Nagase & Co., Ltd.
                                   Chairman of Japan Marketing Association

Outside Corporate Kenji Matsuishi  General Manager of Matsuishi Legal Services
Auditor

Outside Corporate Takehiko Wada    Chairman and Representative Director of San-Ai Oil Co., Ltd.
Auditor

Notes:

1. There is no special conflict of interests between the Company and Kao Corporation.

2. There is no special conflict of interests between the Company and San-Ai Oil Co., Ltd.

(ii) Major activities by outside Directors and Corporate Auditors

Position                Name                             Main activities
-----------------------------------------------------------------------------------------------

Outside Director  Takaaki Wakasugi Participated in 13 of the 14 Board of Directors meetings held during the fiscal year under review, and proactively
                                   made statements, mainly from his expert perspective as a
                                   scholar of finance and a governance specialist.

Outside Director  Takuya Goto      Participated in 9 of 14 Board of Directors meetings held
                                   during the fiscal year under review, and proactively made
                                   statements, mainly from the perspective of a
                                   highly-experienced manager.

Outside Corporate Kenji Matsuishi  Participated in 10 of the 14 Board of Directors meetings
Auditor                            and all of 9 Board of Corporate Auditors meetings, held
                                   during the fiscal year under review, and made statements,
                                   whenever necessary, mainly from his various perspectives
                                   based on the insight he has cultivated as a lawyer.

Outside Corporate Takehiko Wada    Participated in 7 of the 14 Board of Directors meetings and
Auditor                            8 of 9 Board of Corporate Auditors meetings, held during
                                   the fiscal year under review, and made statements, whenever necessary, mainly from the perspective of a
                                   highly-experienced manager.

(iii) Outline of liability limitation contracts

The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.

   The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.

(a)Liability limitation contracts with Outside Directors

    Under such contracts, the maximum liability of Outside Directors shall be the higher of either of Yen 10.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

(b)Liability limitation contracts with Outside Corporate Auditors

    Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of Yen 5.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

5. ACCOUNTING AUDITORS

(1) NAME: KPMG AZSA & CO.

(2) REMUNERATION, ETC.:

                                                              Amount to be paid
 ------------------------------------------------------------------------------
 Remuneration, etc. to be paid to the accounting auditor by
   the Company                                                 Yen 173 million
 Total sum of remuneration, etc. to be paid to the
   accounting auditor by the Company and its subsidiaries      Yen 346 million

Notes:

1. In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above "Remuneration, etc. to be paid to the accounting auditor by the Company" above represent the sum of these remunerations.

2. Among the Company's major subsidiaries, Ricoh Americas Corporation and other 4 subsidiaries are audited by KPMG.

(3) POLICY REGARDING DECISION TO DISMISS OR NOT REAPPOINT THE ACCOUNTING AUDITOR

The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.

   In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

6. SYSTEMS TO SECURE APPROPRIATENESS OF OPERATIONS

Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company's operations are as follows:

(1) SYSTEM TO ENSURE THE EFFICIENT IMPLEMENTATION OF DIRECTORS' DUTIES AND COMPLIANCE WITH LAWS AND ARTICLES OF INCORPORATION

The Company promotes a sense of alertness in execution of management and execution of business, and in addition uses the following management structures in order to further improve its quality and speediness.

(i) Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii) As part of the strengthening of management oversight functions by the Board of Directors, the "Nomination and Compensation Committee," a permanent organization composed of Outside Directors and designated internal Directors, makes propositions and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii) The executive officer system, its division of duties clarified, is speeding up the decision-making process through the attribution of authority to each business division.

(iv) The "Group Management Committee" (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet certain qualifications. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning proposals on the most appropriate strategies for direction of each business division and the entire Group, within the limits granted to it.

(v) The "Disclosure Committee" is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it performs checks on the process for the production of disclosed information.

(2) SYSTEMS RELATED TO THE RETENTION AND MANAGEMENT OF INFORMATION RELATED TO THE IMPLEMENTATION OF DIRECTORS' DUTIES

Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.

(3) REGULATIONS AND OTHER STRUCTURES REGARDING RISK MANAGEMENT FOR LOSSES

(i) The occurrence of losses shall be proactively prevented based on regulations for risk management.

(ii) Should losses nevertheless arise, efforts shall be made to minimize damage
(loss) based on standards for initial reaction.

(iii) In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management will be created that will thoroughly cover all aspects globally.

(4) SYSTEMS TO ENSURE APPROPRIATE COMPLIANCE WITH LAWS, AND ARTICLES OF INCORPORATION CONCERNING THE PERFORMANCE OF EMPLOYEE'S DUTIES

(i) In order to thoroughly implement the "Ricoh Group Corporate Social Responsibility (CSR) Charter" which sets forth the principles of corporate behavior with regard to CSR including compliance, and the "Ricoh Group Code of Conduct" which shows the general rules of conduct for Ricoh Group employees, the Specialty Committee and a "Hot Line" for reporting incidents and seeking advice have been established. Also various training programs are set up with an aim to enhance compliance domestically and overseas.

(ii) Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of "complying with laws, norms and internal rules," "improvement of business effectiveness and efficiency," "maintaining high reliability of financial reporting" and "securing of assets," including compliance to the Sarbanes-Oxley Act of 2002, the Financial Products Exchange Law and other relevant laws and regulations.

(iii) To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv) The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. In an aim to establish and improve an internal control system of the Ricoh Group, the Company shall institute an "Internal Control Committee" within the Group Management Committee, which is expected to be held regularly to deliberate and decide on relevant matters.

(5) SYSTEMS TO ENSURE CORRECT BUSINESS STANDARDS IN THE RICOH GROUP COMPOSED OF THE COMPANY AND ITS AFFILIATES

Ricoh and each affiliate in the Ricoh Group shall devise a system that will ensure the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while keeping mutual respect for their independence, as follows:

(i) The Company's Board of Directors and the "Group Management Committee" (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii) The "Ricoh Group Standard" (RGS) represents a set of common rules to be followed by the entire Group.

(6) MATTERS REGARDING EMPLOYEES WHOM AUDITORS REQUEST TO ASSIST THEM IN THE PERFORMANCE OF THEIR DUTIES

In order to clarify the independency of staff for Corporate Auditors, the Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in auditing through directives from Corporate Auditors.

(7) MATTERS RELATED TO THE INDEPENDENCE OF CORPORATE AUDITORS' STAFF FROM DIRECTORS DESCRIBED IN (6) ABOVE

When an employee (as in (6) above) assists Corporate Auditors in their work, he or she shall not be subject to orders given by Directors. In addition, decisions concerning personnel assessments or personnel changes regarding said employees shall be made only after hearing the opinions of the Corporate Auditors.

(8) SYSTEMS TO ENABLE DIRECTORS OR EMPLOYEES TO REPORT TO CORPORATE AUDITORS, AND OTHER SYSTEMS RELATED TO REPORTING TO AUDITORS

Directors or employees shall report to Corporate Auditors matters concerning laws and regulations, as well as "important matters decided by Directors which affect the entire company," "the results of internal audits," "the status of reporting via the internal reporting system," and "matters which auditors have sought reports about."

(9) SYSTEMS ESTABLISHED TO ENSURE THE EFFICACIOUS PERFORMANCE OF AUDITING RESPONSIBILITIES BY CORPORATE AUDITORS

Corporate Auditors shall perform audits thoroughly by attending the board of Directors meetings and management meetings, receiving reports on exercise of function from the Directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

CONSOLIDATED BALANCE SHEETS (as of March 31, 2008)

                                                             Millions of yen
 ------------------------------------------------------------------------------
                                                             As of March 31,
 ------------------------------------------------------------------------------
                                                             2008       2007
 ------------------------------------------------------------------------------
 ASSETS
 Current Assets:
    Cash and cash equivalents                               170,607    255,737
    Time deposits                                             1,531      1,417
    Trade receivables:
        Notes                                                57,068     66,474
        Accounts                                            463,999    450,231
        Less-Allowance for doubtful receivables             (16,666)   (16,555)
           Total trade receivables                          504,401    500,150
 Current maturities of long-term finance receivables, net   194,642    193,087
    Inventories:
        Finished goods                                      117,658    113,379
        Work in process and raw materials                    74,365     70,975
           Total inventories                                192,023    184,354
    Other current assets                                     60,936     65,347
           Total Current Assets                           1,124,140  1,200,092
 Fixed Assets:
    Property, plant and equipment:
        Land                                                 46,681     47,007
        Buildings and structures                            235,106    227,900
        Machinery and equipment                             587,956    636,577
        Construction in progress                             12,884     12,512
        Less-Accumulated depreciation                      (627,994)  (659,328)
           Total property, plant and equipment              254,633    264,668
 Investment and other assets:
    Long-term finance receivables, net                      445,436    435,874
    Investment securities                                    71,244     74,836
    Investment in and advances to affiliates                  1,977     15,608
    Goodwill                                                112,538     72,048
    Other intangible assets                                 114,402     81,925
    Lease deposits and other                                 89,998     98,355
           Total investment and other assets                835,595    778,646
              Total Fixed Assets:                         1,090,228  1,043,314
 ------------------------------------------------------------------------------
                 Total Assets                             2,214,368  2,243,406
===============================================================================

CONSOLIDATED BALANCE SHEETS (as of March 31, 2008)

                                                             Millions of yen
-------------------------------------------------------------------------------
                                                             As of March 31,
-------------------------------------------------------------------------------
                                                             2008       2007
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
   Short-term borrowings                                     75,784     91,673
   Current maturities of long-term
     indebtedness                                            82,658     87,174
   Trade payables-
       Notes                                                 18,942     25,000
       Accounts                                             341,627    342,211
          Total trade payables                              360,569    367,211
   Accrued income taxes                                      28,909     46,194
   Accrued expenses and other                               165,836    143,360
              Total Current Liabilities                     713,756    735,612
Long-term Liabilities:
   Long-term indebtedness                                   225,930    236,801
   Accrued pension and severance costs                       99,830     99,028
   Deferred income taxes                                     36,373     44,183
          Total Long-term Liabilities:                      362,133    380,012
              Total Liabilities                           1,075,889  1,115,624

Minority Interests                                           58,283     56,869

Shareholders' Investment
   Common stock                                             135,364    135,364
   Additional paid-in capital                               186,448    186,454
   Retained earnings                                        835,238    752,398
   Accumulated other comprehensive income
     (loss)                                                 (31,005)    26,998
   Treasury stock                                           (45,849)   (30,301)
          Total shareholders' investment                  1,080,196  1,070,913
-------------------------------------------------------------------------------
             Total Liabilities, Minority
               Interests and Shareholders'
               Investment                                 2,214,368  2,243,406
===============================================================================

CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2008)

                                                             Millions of yen
 ------------------------------------------------------------------------------
                                                           For the year ended
                                                                March 31,
 ------------------------------------------------------------------------------
                                                             2008       2007
 ------------------------------------------------------------------------------
 Net sales                                                2,219,989  2,068,925
 Cost of sales                                            1,292,262  1,206,519
    Gross profit                                            927,727    862,406
 Selling, general and administrative expenses               746,221    688,026
    Operating income                                        181,506    174,380

 Other (income) expenses                                      6,837       (139)
    Interest and dividend income                             (6,341)    (5,501)
    Interest expenses                                         4,835      7,350
    Foreign exchange gain and loss, net                      10,901      1,199
    Others, net                                              (2,558)    (3,187)
 Income from continuing operations before income
   taxes, minority interests and equity in earnings
   of affiliates                                            174,669    174,519
 Provision for income taxes:
    Current                                                  63,396     66,523
    Deferred                                                 58,426     (2,197)
        Total income taxes                                    4,970     64,326
 Minority interests                                          (6,057)    (5,508)
 Equity in earnings of affiliates                             1,247      1,539
 ------------------------------------------------------------------------------
 Income from continuing operations                          106,463    106,224
 Income from discontinued operations, net of tax                 --      5,500
 Net income                                                 106,463    111,724
===============================================================================

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
(for the year ended March 31, 2008)


                                                                                                (Unit: millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                          Accumulated
                                                     Additional              other                       Total
                                             Common   paid-in   Retained comprehensive Treasury      Shareholders'
                                             stock    capital   earnings income (loss)  stock         Investment
-----------------------------------------------------------------------------------------------------------------------
Beginning balance                            135,364  186,454   752,398      26,998    (30,301)        1,070,913
-----------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustments resulted
  from applying EITF06-2 (Note)                   --       --      (995)         --         --              (995)
-----------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)         135,364  186,454   751,403      26,998    (30,301)        1,069,918
Gains (Losses) on disposal of treasury stock               (6)                                                (6)
Dividends declared and approved                                 (22,628)                                 (22,628)
Comprehensive income (loss)
Net income                                                      106,463                                  106,463
Net unrealized holding gains (losses) on
  available-for-sale securities                                              (7,685)                      (7,685)
Pension liability adjustments                                               (11,382)                     (11,382)
Net unrealized gains (losses) on derivative
  instruments                                                                  (380)                        (380)
Cumulative translation adjustments                                          (38,556)                     (38,556)
-----------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                                                         48,460
Net changes in treasury stocks                                                         (15,548)          (15,548)
-----------------------------------------------------------------------------------------------------------------------
Ending balance                               135,364  186,448   835,238     (31,005)   (45,849)        1,080,196
-----------------------------------------------------------------------------------------------------------------------

Note: EITF 06-02:

Emerging Issues Task Force ("EITF") Issue No. 06-2, "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to Financial Accounting Standards Board ("FASB") Statement No. 43 'Accounting for Compensated Absences'"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*  All figures are rounded off to nearest million yen.

Accounting Policies Regarding the Preparation of
Consolidated Financial Statements

SCOPE OF CONSOLIDATION

1. ITEMS RELATED TO SCOPE OF CONSOLIDATION

(1) NUMBER OF CONSOLIDATED SUBSIDIARIES: 279 COMPANIES

The name of major consolidated subsidiaries can be found in 1. Status of the Ricoh Group, (3) Status of major subsidiaries.

(2) CHANGES IN SCOPE OF CONSOLIDATION

In the fiscal year under review, the Company added 33 companies in scope of consolidation, and excluded 26 companies from scope of consolidation. InfoPrint Solutions Company, LLC and RICOH EUROPE HOLDINGS PLC are among companies which were included in the scope of consolidation, and LANIER WORLDWIDE, INC. is among companies which were excluded from the scope of consolidation.

2. APPLICATION OF THE EQUITY METHOD

(1) NUMBER OF COMPANIES TO WHICH THE EQUITY METHOD IS APPLIED: 38

Name of major companies to which the equity method is applied: Edisys Co., Ltd., others

(2) CHANGES OF APPLICATION OF EQUITY METHOD

In the fiscal year under review, the Company added 1 company for application of equity method, and excluded 13 companies from application of equity method. SINDO RICOH CO., LTD is among companies which were excluded from application of equity method.

SIGNIFICANT ACCOUNTING POLICIES

1. BASIS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), in compliance with Article 148, Section 1 of the Corporate Calculation Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. ACCOUNTING POLICY FOR SECURITIES

The Company and Consolidated Subsidiaries ("Ricoh") applies Statement of Financial Accounting Standards ("SFAS") No.115, "Accounting for Certain Investments in Debt and Equity Securities". All of Ricoh's Securities in debt and marketable equity securities are mainly classified as available-for-sale securities.

Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

3. ACCOUNTING POLICY FOR INVENTORIES:

Inventories are mainly stated principally at the lower of average cost or net realizable values.

4. PROPERTY, PLANT AND EQUIPMENT:

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13 "Accounting for Leases." which is classified as a capital lease, is treated as acquisition of tangible fixed assets.

5. SOFTWARE FOR INTERNAL USE:

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

6. GOODWILL AND OTHER INTANGIBLE FIXED ASSETS:

Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment, in accordance with the SFAS No. 142, "Goodwill and Other Intangible Assets." Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.

7. BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL RECEIVABLES:

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.

(2) RESERVE FOR RETIREMENT ALLOWANCES:

The measurement of pension costs and liabilities is determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses in the consolidated financial statements. Amortization of net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

8. The consumption tax and the local consumption tax are excluded from profits and losses.

(Change in significant accounting policies)

1. In June 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to Financial Accounting Standards Board ("FASB") Statement No. 43 'Accounting for Compensated Absences'". Accordingly, Ricoh recorded an increase in accrued expenses of Yen 1,680 million as of April 1, 2007, with a reduction of the beginning balance of retained earnings of Yen 995 million.

2. On April 1, 2007, Ricoh adapted FASB's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement
    No. 109" (hereafter, "FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes." The adoption of FIN 48 did not have any material effects on Ricoh's business results or financial position.

NOTES TO CONSOLIDATED BALANCE SHEETS

1.  Allowance for doubtful receivables related to long-term finance receivables:

                                                            Yen 10,535 million

2. Accumulated comprehensive other income (loss) includes accumulated foreign currency translation adjustments, unrealized holdings gains (losses) on available-for-sale securities, unrealized gain (loss) on derivative instruments , and pension liability adjustments.

3.  Pledged assets and liabilities:

    (1) Pledged assets:
        Property, plant and equipment:                        Yen 2,782 million
        Leasing receivables:                                    Yen 418 million

    (2) Pledged liabilities                                     Yen 465 million

4.  Guarantee obligation including employees' housing loans:    Yen 453 million

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' INVESTMENT

1. Details and total number of shares outstanding as of the end of the fiscal year

    Common stock:                                            744,912,078 shares

2. Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year

    The Company intends to propose an agenda on dividends (dividend per share:
    Yen  17.00; total amount of dividend: Yen 12,256 million; base date:
    March 31, 2008) for the 108th Ordinary General Meeting of Shareholders to be held on June 26, 2008.

3. Details and number of shares to be object of stock acquisition rights at the end of the current fiscal year

    In case "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" issued on December 7, 2006 is converted at the price of Yen 2,800:

     Commonstock:                                             19,741,071 shares

NOTES TO PER-SHARE INFORMATION

1.  Net assets per share:                                          Yen 1,498.29

2.  Basic net income per share:                                      Yen 146.04
    Diluted net income per share:                                    Yen 142.15

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

                                                                   May 14, 2008

The Board of Directors
Ricoh Company, Ltd.


                                          KPMG AZSA & Co.

                                          Teruo Suzuki (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant

                                          Ryoji Fujii (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant

                                          Junichi Adachi (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' investment and the notes to consolidated financial statement of Ricoh Company, Ltd. for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Ricoh Company, Ltd. and consolidated subsidiaries as of March 31, 2008 and the consolidated results of their operations for the year then ended, in conformity with the Article 148(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 1, Significant Accounting Policies, Accounting Policies Regarding the Preparation of Consolidated Financial Statements, Notes to Consolidated Financial Statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Note: The details of audit report on consolidated financial statements by the Board of Auditors are included in Transcript of Corporate Auditor's Report on Consolidated Financial Statements (page 41).

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2008)

                                                             Millions of yen
-------------------------------------------------------------------------------
                                                             As of March 31,
-------------------------------------------------------------------------------
                                                             2008       2007
-------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash on hand and in banks                                 15,563     23,602
   Notes receivable - trade                                   7,353      7,221
   Accounts receivable - trade                              234,545    244,754
   Marketable securities                                     23,396    118,046
   Finished goods                                            23,633     24,026
   Raw materials                                              3,422      3,146
   Work in process                                            8,822      7,578
   Supplies                                                   7,993      7,248
   Deferred tax assets                                       12,097     16,206
   Accounts receivable - other                               14,817     16,678
   Short-term loans receivable                              124,117     74,131
   Other current assets                                       5,788      5,960
   Allowance for doubtful accounts                             (112)      (239)
          Total Current Assets                              481,437    548,362
Fixed Assets:
   Tangible fixed assets:
       Buildings                                             50,313     50,073
       Structures                                             2,536      2,600
       Machinery and equipment                               23,786     24,721
       Vehicles                                                  16         13
       Tools                                                 18,745     20,689
       Land                                                  29,030     29,274
       Construction in progress                               9,596      5,085
          Total tangible fixed assets                       134,024    132,457
   Intangible fixed assets:
       Leasehold right and others                            21,377     11,279
       Software                                              22,028     20,484
          Total Intangible fixed assets                      43,405     31,764
   Investments and Other Assets:
       Investment securities                                 26,356     26,995
       Affiliates' securities                               251,990    189,463
       Investment in affiliates                              19,293     27,488
       Long-term loans receivable                            96,878    106,858
       Deferred tax assets                                      623      1,788
       Lease deposit                                          6,674      6,811
       Other investments                                      7,718      4,799
       Allowance for doubtful accounts                         (526)      (501)
          Total investments and other assets                409,008    363,705
              Total Fixed Assets                            586,438    527,927
-------------------------------------------------------------------------------
                  Total Assets                            1,067,876  1,076,290
===============================================================================

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2008)

                                                             Millions of yen
-------------------------------------------------------------------------------
                                                             As of March 31,
-------------------------------------------------------------------------------
                                                             2008       2007
-------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
  Notes payable - trade                                       3,837      5,017
  Accounts payable - trade                                  142,479    146,776
  Bonds maturing within one year                             25,000         --
  Accounts payable - other                                   15,939     17,331
  Accrued expenses                                           35,375     35,954
  Accrued corporate tax, etc.                                 8,556     24,939
  Reserve for bonuses                                        13,129     14,154
  Reserve for Directors' bonuses                                173        185
  Warranty reserve                                              774        612
  Other current liabilities                                   4,416      5,163
     Total Current Liabilities                              249,682    250,134
Fixed Liabilities:
  Bonds                                                          --     25,000
  Convertible Bonds                                          55,201     55,256
  Long accounts payable-other                                   498         --
  Retirement benefit obligation                                 710        616
  Reserve for Directors' retirement allowances                   --        466
  Other fixed liabilities                                       568         --
     Total Fixed Liabilities                                 56,978     81,339
         Total Liabilities                                  306,660    331,474
(Net Assets)
Stockholders' Equity:
Common Stock                                                135,364    135,364
Additional paid-in-capital:
  Legal capital reserve                                     180,804    180,804
  Other additional paid-in-capital                               --          3
       Total additional paid-in-capital                     180,804    180,808
Retained Earnings:
  Legal reserve                                              14,955     14,955
  Other retained earnings                                   469,754    437,714
   Reserve for deferral of capital gain on
     property                                                   486        506
   Reserve for special depreciation                             691      1,147
   Reserve for warranty on computer programs                     89        124
   Reserve for social contributions                             103        104
   General reserve                                          411,350    362,350
   Retained earnings brought forward                         57,034     73,482
       Total Retained Earnings                              484,709    452,669
Treasury stock                                              (45,687)   (30,114)
       Total Stockholders' Equity                           755,191    738,727
Difference of appreciation and conversion
  Net unrealized holding gains on securities                  6,024      6,088
       Total difference of appreciation and
         conversion                                           6,024      6,088
          Total Net Assets                                  761,216    744,815
-------------------------------------------------------------------------------
          Total Liabilities and Net Assets                1,067,876  1,076,290
===============================================================================

NON-CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2008)

                                                             Millions of yen
 ------------------------------------------------------------------------------
                                                            For the year ended
                                                                March 31,
 ------------------------------------------------------------------------------
                                                             2008       2007
 ------------------------------------------------------------------------------
    Net sales                                              1,036,228 1,033,302
    Cost of sales                                            722,865   712,757
    Gross profit on sales                                    313,362   320,545
    Selling, general and administrative expenses             242,862   233,571
        Total operating income                                70,500    86,974
 Non-operating income:
    Interest and dividend income                              20,607    20,173
    Other revenue                                              5,447     4,534
           Total non-operating revenue                        26,054    24,707
 Non-operating expenses:
    Interest expenses                                            496       636
    Exchange loss                                             14,649     1,550
    Other expenses                                             1,823     4,263
           Total non-operating expenses                       16,969     6,450
 Ordinary income                                              79,585   105,231
 Extraordinary income:
    Reversal of allowance for doubtful accounts                   --     3,632
        Total extraordinary income                                --     3,632
        Net income before taxes                               79,585   108,864
        Corporate, inhabitant and enterprise taxes            19,600    38,800
        Corporate and other tax adjustments                    5,316    (1,844)

        Net income                                            54,669    71,908
==============================================================================

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(for the year ended March 31, 2008)

                                                      (Unit: millions of yen)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Difference
                                                                                                           of
                                                                                                      appreciation
                                                                                                          and
                                                    Stockholders' equity                               conversion
-------------------------------------------------------------------------------------------------------------------
                                        Additional paid-in-capital Retained earnings
                                        -------------------------- ------------------
                                                                                                           Net
                                                      Other                  Other             Total    unrealized
                                         Legal      additional              retained           share-    holding
                                Common  capital      paid-in-       Legal   earnings Treasury holders'   gains on   Total net
                                stock   reserve      capital       reserve   (Note)   stock    equity   securities   assets
-----------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2007       135,364 180,804          3         14,955   437,714  (30,114) 738,727     6,088      744,815
Changes in the term
Dividends from surplus                                                      (22,627)          (22,627)               (22,627)
Net income                                                                   54,669            54,669                 54,669
Purchase of treasury stock                                                           (15,769) (15,769)               (15,769)
Disposal of treasury stock                              (3)                      (2)     197      191                    191
Net changes of items other than
  stockholders' equity                                                                                      (63)         (63)
Total changes in the term            --      --         (3)            --    32,040  (15,572)  16,463       (63)      16,400
Balance of March 31, 2008       135,364 180,804         --         14,955   469,754  (45,687) 755,191     6,024      761,216
-----------------------------------------------------------------------------------------------------------------------------

Note: Breakdown of other retained earnings            (Unit: millions of yen)

---------------------------------------------------------------------------------------------------------------------------------
                                                                              Reserve for                       Retained
                                                    Reserve for                warranty                         earnings
                                                    deferral of  Reserve for      on       Reserve for             to
                                                    capital gain   special     computer      social     General brought
                                                    on property  depreciation  programs   contributions reserve forward   Total
---------------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2007                               506         1,147         124          104      362,350  73,482   43,714
Changes in the term
Dividends from surplus                                                                                          (22,627) (22,627)
Reversal of reserve for deferral of capital gain on
  property                                              (20)                                                         20       --
Transfer to reserve for special depreciation                           20                                           (20)      --
Reversal of reserve for special depreciation                         (476)                                          476       --
Reversal of reserve for warranty on computer
  programs                                                                        (35)                               35       --
Transfer to reserve for social contribution                                                     95                  (95)      --
Reversal of reserve for social contribution                                                    (96)                  96       --
Transfer to general reserve                                                                              49,000 (49,000)      --
Disposal of treasury stock                                                                                           (2)      (2)
Net income                                                                                                       54,669   54,669
Total changes in the term                               (20)         (456)        (35)          (1)      49,000 (16,447)  32,040
Balance of March 31, 2008                               486           691          89          103      411,350  57,034  469,754
---------------------------------------------------------------------------------------------------------------------------------

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

* All figures are rounded down to nearest million yen.

NOTES REGARDING SIGNIFICANT ACCOUNTING POLICIES

1.  ACCOUNTING POLICY FOR SECURITIES

(1) SECURITIES OF SUBSIDIARIES AND AFFILIATES

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2) OTHER SECURITIES

Marketable securities:     Marked to market based on the market price at the
                           end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities: Stated at cost based on the moving average method.

2.  ACCOUNTING POLICY FOR DERIVATIVES

Derivatives are stated at market value.

3.  ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at the lower of cost or market using the gross average method.

4.  DEPRECIATION AND AMORTIZATION

(1) TANGIBLE FIXED ASSETS:

Depreciated by using the declining-balance method.

   Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

                      Buildings:               5-50 years
                      Machinery and equipment: 2-12 years

(2) INTANGIBLE FIXED ASSETS:

Depreciated by using the straight-line method.

   With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is three years. With software for internal use, the Company uses the straight-line method based on a usable period of five years.

5.  BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2) RESERVE FOR BONUSES:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3) RESERVE FOR BONUSES TO DIRECTORS

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current of financial year.

(4) WARRANTY RESERVE:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.

(5) RESERVE FOR RETIREMENT ALLOWANCES:

To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. The company uses straight-line depreciation for actuarial gains or losses and for prior service costs over averaged remaining employment term (15 years).

6.  CONSUMPTION TAXES

The consumption tax and the local consumption tax are excluded from profits and losses.

7.  LEASING

Finance leases for which ownership does not transfer to lessees are accounted for as operating leases.

8.  HEDGE ACCOUNTING

(1) HEDGE ACCOUNTING METHODS:

With currency swaps, the Company hedges by assigning transactions that meet assignment requirements.

(2) HEDGE INSTRUMENTS AND TARGETS:

There is no Hedging Instrument or Hedging Target at the end of current fiscal year.

(3) HEDGING POLICIES:

In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4) HEDGE EFFECTIVENESS:

The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.

9.  REVISION ON ACCOUNTING SETTLEMENT

Change of Depreciation Method for fixed assets

Effective as of April 1, 2007, in accordance with the revised Japanese Corporate Tax Law in 2007, Ricoh changed method of depreciation of tangible fixed assets acquired on or after April 1, 2007. The change in method of depreciation caused an increase in depreciation expense by Yen 2,778 million for the fiscal year ended March 31, 2008.

10. ADDITIONAL INFORMATION

Change of Depreciation Method for fixed assets

Effective as of April 1, 2007, in accordance with the revised Japanese Corporate Tax Law in 2007, Ricoh changed method of depreciation of tangible fixed assets acquired on or before March 31, 2007. Attributable to this change, its fixed assets are further depreciable up to Yen 1 over five years after they have been depreciated up to the depreciable limit (95% of the acquisition price). The change in method of depreciation caused an increase in depreciation expense by Yen 1,603 million for the fiscal year ended March 31, 2008.

NOTES TO NON-CONSOLIDATED BALANCE SHEETS

1.  Accumulated depreciation on tangible fixed assets: Yen 383,853 million

2.  Guarantee obligation:

    Bank borrowings for employees' housing funds, etc:     Yen 108 million

3.  Monetary debts and credits for affiliates:

      Short-term receivable due from affiliates:       Yen 342,458 million
      Long-term receivable due from affiliates:         Yen 97,227 million
      Short-term payable due to affiliates:             Yen 83,647 million

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

Transaction with affiliates:

    Sales:                                             Yen 916,339 million
    Purchase:                                          Yen 394,290 million
    Non-operating transactions:                         Yen 31,722 million

NOTES TO STATEMENTS OF CHANGES IN NET ASSETS

1. Number of outstanding shares as of the end of the fiscal year under review

     Common stock:                                      744,912,078 shares

2. Number of treasury stocks as of the end of the fiscal year under review

      Common stock:                                      23,960,828 shares

3. Dividends of retained earnings

(1)Payment of dividends

--------------------------------------------------------------------------------
                                 Total amount of   Dividends
Resolution                          dividends      per share     Record date
--------------------------------------------------------------------------------
Ordinary General Meeting of
  Shareholders (June 27, 2007)  Yen 10,950 million Yen 15.00     March 31, 2007
Board of Directors meeting
  (October 25, 2007)            Yen 11,677 million Yen 16.00 September 30, 2007
--------------------------------------------------------------------------------

(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

-------------------------------------------------------------------------------
                                     Total amount of   Dividends
Resolution (scheduled)                  dividends      per share  Record date
-------------------------------------------------------------------------------
Ordinary General Meeting of
  Shareholders (June 26, 2008)      Yen 12,256 million Yen 17.00 March 31, 2008
-------------------------------------------------------------------------------

NOTES TO DEFERRED TAX ACCOUNTING

Major factors giving rise to deferred tax assets include denial of reserve for retirement benefits and denial of reserve for bonuses, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust and unrealized holding gains/losses on other securities.

NOTES TO LEASED FIXED ASSETS

The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

NOTES TO RELATED PARTY TRANSACTIONS
                                                        (Unit: millions of yen)

                                             Relation with company
------------------------------------------------------------------------------------------------------------------------
                                                                                                                Balance
                                                                                                               as of the
                                                                                                                fiscal
                            Voting rights                                                                        year
                               held by                                                  Transaction              under
           Name of             Company    Concurrent Business          Description of     amount     Account    review
Attribute  Compnay, etc.         (%)      Directors  relation           transactions     (Note 3)     item     (Note 3)
------------------------------------------------------------------------------------------------------------------------
Subsidiary Tohoku Ricoh      (Possessed)     Yes      Manufacturing         Purchase of             Accounts
           Co., Ltd.         Directly:                of the                products                payable
                             100%                     Company's             (Note 1)                - trade
                                                      office
                                                      equipment                            49,532                17,551

Subsidiary Ricoh Sales Co.,  (Possessed)     Yes      Sale of the           Sales of                Accounts
           Ltd.              Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment                           191,620                44,720

Subsidiary Ricoh Chubu       (Possessed)     Yes      Sale of the           Sales of                Accounts
           Co., Ltd.         Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment                            48,949                11,633

Subsidiary Ricoh Kansai      (Possessed)     Yes      Sale of the           Sales of                Accounts
           Co., Ltd.         Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment                            80,042                18,360

Subsidiary Ricoh Leasing     (Possessed)     Yes      Leasing of the        Factoring      72,407   Accounts
           Company, Ltd.     Directly:                Company's             Lending of              payable -        --
                             46.9%                    products              funds                   other
                             Indirectly:              Lending of            (Note 2)      893,926   Short-
                             4.2%                     funds                                         term
                                                                                                    loans       123,292
                                                                                                    Long-
                                                                                                    term
                                                                                                    loans        56,000

Subsidiary RICOH             (Possessed)     Yes      Manufacturing         Sales of                Accounts
           INDUSTRIE         Directly:                of the                components              receivable
           FRANCE S.A.S.     100%                     Company's             (Note 1)                - trade
                                                      office
                                                      equipment                            64,965                20,660

Subsidiary RICOH             (Possessed)     Yes      Sale of the           Sales of                Accounts
           AMERICAS          Directly:                Company's             products                receivable
           CORPORATION       100%                     office                (Note 1)                - trade
                                                      equipment                            74,259                18,751

Subsidiary RICOH             (Possessed)      No      Lending of            Lending of              Long-
           PRINTING          Directly:                funds                 funds                   term
           SYSTEMS           94.5%                                          (Note 2)                loans
           AMERICA, INC.     Indirectly:
                             5.5%                                                          33,929                33,929

Subsidiary RICOH             (Possessed)     Yes      Sale of the           Sales of                Accounts
           EUROPE SCM        Directly:                Company's             products                receivable
           B.V.              100%                     office                (Note 1)                - trade
                                                      equipment                           121,474                27,967

Subsidiary RICOH ASIA        (Possessed)     Yes      Sale of the           Purchase of             Accounts
           INDUSTRY          Directly:                Company's             products                payable
           LTD.              100%                     office                (Note 1)                - trade
                                                      equipment                           116,880                 8,947

Notes: Transaction conditions and policy in determining transaction conditions

1. Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2. Lending is determined each time through negotiations based on market prices.

3. The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.

NOTES TO PER-SHARE INFORMATION

1.  Net assets per share:        Yen 1,055.85

2.  Basic net income per share:     Yen 74.99
    Dilutednet income per share:    Yen 72.97

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

                         INDEPENDENT AUDITORS' REPORT
                        ------------------------------

                                                                   May 14, 2008

The Board of Directors
Ricoh Company, Ltd.

                                          KPMG AZSA & Co.

                                          Teruo Suzuki (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant

                                          Ryoji Fujii (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant

                                          Junichi Adachi (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the statement of changes in net assets and the notes to non-consolidated financial statement, and its supporting schedules of Ricoh Company, Ltd. as of March 31, 2008 and for the 108th business year from Arpil 1, 2007 to March 31, 2008 in accordance with
Article 436(2)(1) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor's Report (originally issued in Japanese)

                          CORPORATE AUDITOR'S REPORT

The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2007 to March 31, 2008, and hereby reports as follows:

1. AUDITING METHODS EMPLOYED BY CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors prescribed audit policies, work shares and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, work shares, etc., communicated with Directors, staff of the internal audit sector, other employees, etc., strove to establish the environment for collecting information and auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also monitored and verified the system for ensuring that the execution of duties by Directors conforms to the related laws and regulations and the Articles of Incorporation, the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies' operations; and the status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, received reports from subsidiaries on operations whenever necessary, as well as visited and examined some subsidiaries. Based on the above methods, we examined the business report and the supporting schedules for the fiscal year under review.

Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that "System for ensuring that duties are performed properly" (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the "Quality Management Standards Regarding Audits" (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of income, statements of changes in shareholders' equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of income, statements of changes in shareholders' equity, and notes to financial statements).

2. AUDIT RESULTS

(1) RESULTS OF AUDIT OF BUSINESS REPORT, ETC.

(i) We hereby state that the business report and the supporting schedules fairly represent the Company's conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii) With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii) We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control system.

(2) RESULTS OF AUDIT OF NON-CONSOLIDATED FINANCIAL STATEMENTS AND THE SUPPORTING SCHEDULES

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.

(3) RESULTS OF AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.

May 15, 2008

                        The Board of Corporate Auditors, Ricoh Company, Limited
                                       Corporate Auditor  Kohji Tomizawa (seal)
                                     Corporate Auditor  Shigekazu Iijima (seal)
                                      Corporate Auditor  Kenji Matsuishi (seal)
                                       Corporate Auditor   Takehiko Wada (seal)

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside corporate auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                              Millions of yen
-------------------------------------------------------------------------------
                                                            For the year ended
                                                                 March 31,
-------------------------------------------------------------------------------
                                                              2008      2007
-------------------------------------------------------------------------------
1.  Cash flows from operating activities
    Net income                                               106,463   111,724
    Income/loss from discontinued operations, net
     of tax                                                       --    (5,500)
    Income from continuing operations                        106,463   106,224
    Adjustments to reconcile net income to net cash
     provided by operating activities
       Depreciation and amortization of tangible
         and intangible fixed assets                          95,788    89,632
       Changes in assets and liabilities                     (35,896)  (32,086)
       Other, net                                             28,008     3,527
          Net cash provided by operating activities          194,363   167,297

2.  Cash flows from investing activities
    Expenditures for property, plant and equipment,
     net                                                     (84,011)  (85,284)
    Process from sales of available-for-sale
     securities, net                                           2,067    (1,071)
    Other, net                                              (116,406)  (29,077)
          Net cash used in investing activities             (198,350) (115,432)

3.  Cash flows from financing activities
    Change in borrowings, indebtedness and debt
     securities, net                                         (33,148)   29,678
    Dividend payments                                        (22,628)  (18,240)
    Payment for purchase of treasury stock                   (15,770)     (799)
    Other, net                                                  (639)   (1,357)
          Net cash provided (used in) financing
            activities                                       (72,185)    9,282

4.  Net increase in cash and cash equivalents from
    discontinued operations                                       --       825
5.  Effect of exchange rate changes on cash and
    cash equivalents                                          (8,958)    6,710
6.  Net increase (decrease) in cash and cash
    equivalents                                              (85,130)   68,682
7.  Cash and cash equivalents at beginning of year           255,737   187,055
8.  Cash and cash equivalents at end of period               170,607   255,737

        REFERENCE MATERIAL FOR ORDINARY GENERAL MEETING OF SHAREHOLDERS

AGENDA 1: APPROPRIATION OF RETAINED EARNINGS

We propose the appropriation of retained earnings to be as follows:

1. YEAR-END DIVIDENDS

Year-end dividends for the current term will be paid in consideration of earnings results for the business term and the strengthening of our corporate structure as well as outlook for future operations.

(1) Type of dividend assets

    Cash

(2) Matters concerning allocation of dividend assets and the total amount

    We propose a year-end dividend of Yen 17 per common share of the Company, up Yen 2 per share from previous fiscal year-end. The total amount of dividends will be Yen 12,256,171,250.

    Accordingly, an annual dividend for the business term, a total of interim and year-end dividends, amounts to Yen 33 per share.

(3) Effective date for the commencement of dividend payment from retained earnings

    We propose the effective date for commencement of dividend payment to be June 27, 2008.

2. APPROPRIATION OF OTHER RETAINED EARNINGS

(1)Items of retained earnings to increase and the amount

   (i)  General reserve:                      Yen 30,000,000,000
   (ii) Reserve for social contributions:         Yen 96,600,000

(2) Items of retained earnings to decrease and the amount

   (i) Retained earnings carried forward:     Yen 30,096,600,000

AGENDA 2: ELECTION OF ELEVEN (11) DIRECTORS

As the tenure of office of eleven (11) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the appointment of eleven (11) Directors at this meeting.

The candidates for Directors are as follows:

                            Brief personal profile, position
                            and responsibility at the Company     Number of the
           Name            (Status of representation at other       Company's
No.   (Date of birth)            company, with asterisk)           shares held
-------------------------------------------------------------------------------

1   Masamitsu Sakurai    Apr. 1966 Joined the Company                12,000
    (January 8, 1942)    May  1984 President of Ricoh UK
                                   Products Ltd.
                         Apr. 1990 General Manager of Purchasing
                                   Division
                         June 1992 Director
                         Apr. 1993 President of Ricoh Europe B.V.
                         June 1994 Managing Director
                         Apr. 1996 President and Representative
                                   Director
                         June 2005 Representative Director
                                   (Current)
                                   President
                         Apr. 2007 Chairman of the Board
                                   (Current)
                                   Chairman (Current)
                                   * Chairman of Japan
                                   Association of Corporate
                                   Executives (Current)

2   Shiro Kondo          Apr. 1973 Joined the Company                 8,000
    (October 7, 1949)    July 1999 Deputy General Manager of
                                   Imaging System Business Group
                         June 2000 Senior Vice President
                         Oct. 2000 General Manager of Imaging
                                   System Business Group
                         June 2002 Executive Vice President
                         June 2003 Managing Director
                         Oct. 2004 General Manager of MFP
                                   Business Group
                         June 2005 Director
                                   Corporate Executive Vice
                                   President
                         Apr. 2007 Representative Director
                                   (Current)
                                   President (Current)
                                   CEO (Chief Executive Officer)
                                   (Current)

                            Brief personal profile, position
                            and responsibility at the Company     Number of the
           Name            (Status of representation at other       Company's
No.   (Date of birth)            company, with asterisk)           shares held
-------------------------------------------------------------------------------
3   Koichi Endo          Apr. 1966 Joined the Company                15,747
    (February 16, 1944)  Apr. 1987 President of Ricoh
                                   Electronics, Inc.
                         Oct. 1990 General Manager of Component
                                   Division
                         June 1992 Director
                         June 1997 Managing Director
                         Apr. 1998 General Manager of Production
                                   Business Group
                         June 2000 Executive Managing Director
                                   Executive Vice President
                         Apr. 2004 General Manager of Fact Base
                                   Management Innovation Office
                         June 2005 Director (Current)
                                   Corporate Executive Vice
                                   President
                         Apr. 2006 CSO (Chief Strategy Officer)
                                   (Current)
                         Apr. 2008 Deputy President (Current)

4   Katsumi Yoshida      Apr. 1967 Joined the Company                 6,100
    (August 20, 1944)    Feb. 1996 Chairman of Ricoh
                                   Electronics, Inc.
                         Apr. 2000 President of Ricoh Corporation
                         Apr. 2001 Executive Vice President
                         June 2002 Managing Director
                         Oct. 2003 General Manager of
                                   International Marketing Group
                                   Chairman of Ricoh China Co.,
                                   Ltd.
                         June 2004 Executive Managing Director
                         June 2005 Director (Current)
                                   Corporate Executive Vice
                                   President
                                   CMO (Chief Marketing Officer)
                                   (Overseas) (Current)
                         Jan. 2008 * Chairman and CEO (Chief
                                   Executive Officer) of Ricoh
                                   Americas Corporation (Current)
                         Apr. 2008 Deputy President (Current)

5   Masayuki Matsumoto   Apr. 1970 Joined the Company                 6,000
    (December 10, 1944)  July 1993 Manager of Tokyo Branch of
                                   Imaging Equipment Marketing
                                   Division of Marketing Group
                         June 1994 Director
                         Oct. 1998 Managing Director
                                   General Manager of Marketing
                                   Group
                         June 2000 Executive Vice President
                         June 2002 Executive Managing Director
                         Apr. 2005 General Manager of Corporate
                                   Social Responsibility Division
                         June 2005 Director (Current)
                                   Corporate Executive Vice
                                   President (Current)
                                   CMO (Chief Marketing Officer)
                                   (Japan) (Current)
                         Apr. 2007 In charge of Corporate Social
                                   Responsibility (Current)

                             Brief personal profile, position
                             and responsibility at the Company      Number of the
           Name             (Status of representation at other        Company's
No.   (Date of birth)             company, with asterisk)            shares held
---------------------------------------------------------------------------------

6   Takashi Nakamura     Apr. 1972 Joined the Company               9,693
    (September 2, 1946)  Apr. 1990 President of Ricoh UK Products
                                   Ltd.
                         Jan. 1995 President of Ricoh Europe B.V.
                         May  1998 Deputy General Manager of
                                   Corporate Planning Division
                         June 1998 Director
                         June 2000 Senior Vice President
                         June 2002 President of Ricoh Elemex
                                   Corporation
                         June 2004 Managing Director
                         June 2005 Director (Current)
                         Jan. 2006 Corporate Executive Vice
                                   President (Current)
                                   CHO (Chief Human Resource
                                   Officer) (Current)
                         Apr. 2008 General Manager of Personnel
                                   Division (Current)

7   Kazunori Azuma       Apr. 1971 Joined the Company               8,000
    (February 11, 1949)  Oct. 1994 President of Hokkaido Ricoh
                                   Co., Ltd.
                         June 2000 Senior Vice President
                         Oct. 2000 President of Ricoh
                                   Technosystems Co., Ltd.
                         June 2003 Managing Director
                                   Executive Vice President
                         Nov. 2003 General Manager of Marketing
                                   Group (Current)
                         June 2005 Director (Current)
                                   Corporate Executive Vice
                                   President (Current)

8   Zenji Miura          Apr. 1976 Joined the Company               7,000
    (January 5, 1950)    Jan. 1993 President of Ricoh France S.A.S.
                                   Deputy General Manager of
                         Apr. 1998 Finance and Accounting
                                   Division
                                   Senior Vice President
                         Oct. 2000 General Manager of Finance and
                                   Accounting Division
                                   Executive Vice President
                         June 2003 Managing Director
                         June 2004 Director (Current)
                         June 2005 Corporate Executive Vice
                                   President (Current)
                                   CFO (Chief Financial Officer)
                                   (Current)
                                   In charge of IR (Current)
                         Apr. 2006 CIO (Chief Information Officer)
                                   (Current)
                                   In charge of Corporate
                                   Communication and Management of
                                   Group Companies (Current)
                                   General Manager of Corporate
                                   Planning Division (Current)
                                   In charge of Internal
                         Feb. 2008 Management and Control Division
                                   (Current)

                            Brief personal profile, position
                            and responsibility at the Company     Number of the
           Name            (Status of representation at other       Company's
No.   (Date of birth)            company, with asterisk)           shares held
-------------------------------------------------------------------------------
9   Kiyoshi Sakai        Apr. 1970 Joined the Company                 3,000
    (December 25, 1945)  Jan. 1996 General Manager of Corporate
                                   Planning Division
                         June 1996 Director
                         Apr. 1999 General Manager of Research
                                   and Development Group
                         June 2000 Senior Vice President
                         June 2002 Managing Director
                         Aug. 2002 General Manager of Corporate
                                   Technology Planning Division
                         June 2005 Corporate Senior Vice
                                   President
                         Apr. 2006 In charge of Corporate
                                   Environment (Current)
                         June 2006 Director (Current)
                                   Corporate Executive Vice
                                   President (Current)
                                   CTO (Chief Technology
                                   Officer) (Current)
                         Apr. 2008 * President of Ricoh
                                   Innovation, Inc. (Current)
                                   In charge of Legal Affairs
                                   and Intellectual Property
                                   (Current)

10  Takaaki Wakasugi     June 1985 Professor, Faculty of              3,000
    (March 11, 1943)               Economics, the University of
                                   Tokyo
                         Sep. 1990 Co-director of Mitsui Life
                                   Financial Research Center,
                                   University of Michigan Ross
                                   School of Business (Current)
                         Apr. 2003 * Director and General
                                   Manager of Japan Corporate
                                   Governance Research
                                   Institute, Inc. (Current)
                         Apr. 2004 Professor, Faculty of
                                   Business Administration,
                                   Tokyo Keizai University
                                   (Current)
                         June 2004 Professor Emeritus, the
                                   University of Tokyo (Current)
                         June 2005 Director (Current)

11  Takuya Goto          Apr. 1964 Joined Kao Soap Company              0
    (August 19, 1940)              (renamed Kao Corporation in
                                   1985)
                         June 1990 Director of Kao Corporation
                         July 1991 Managing Director of Kao
                                   Corporation
                         June 1996 Executive Managing Director
                                   of Kao Corporation
                         June 1997 President of Kao Corporation
                         June 2002 Representative Director and
                                   President of Kao Corporation
                         June 2004 Chairman of Kao Corporation
                                   (Current)
                         June 2006 Director (Current)
                         Sep. 2007 * Chairman of Japan Marketing
                                   Association (Current)

Notes:

1. There is no conflict of interests between each candidate and the Company.

2. Messrs. Takaaki Wakasugi and Takuya Goto are the candidates for Outside Directors.

3. With his insight and longstanding experience as a specialist in finance and governance, we have judged that Mr. Takaaki Wakasugi is the appropriate person as a Director of the Company, although he does not have any prior experience with direct management. Hence, we propose him as a Director.

4. With his abundant experience as a management member of Kao Corporation which has been proceeding with proactive management, we have judged that Mr. Takuya Goto is the appropriate person as a Director of the Company. Hence, we propose him as a Director.

5. The tenure of the two Outside Directors, Messrs. Takaaki Wakasugi and Takuya Goto, shall be three years and two years, respectively, from the time of conclusion of this Ordinary General Meeting of Shareholders.

6. The Company will conclude a liability limitation contract with Messrs. Takaaki Wakasugi and Takuya Goto, both the Company's Outside Directors, to limit liabilities for damages at higher of either, Yen 10,000,000 or minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law. If both candidates are approved to be reappointed to their current office, the Company will continue the above-mentioned liability limitation contracts with both candidates.

AGENDA 3: ELECTION OF TWO (2) CORPORATE AUDITORS

As the tenure of office of a Corporate Auditor Mr. Kohji Tomizawa and Takehiko Wada will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the appointment of two (2) Corporate Auditors at this meeting.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for the Corporate Auditor is as follows:

                                         Brief personal profile, position
                                         and responsibility at the Company                    Number of the
          Name                          (Status of representation at other                      Company's
No.  (Date of birth)                          company, with asterisk)                          shares held
-----------------------------------------------------------------------------------------------------------
1   Kohji Tomizawa     Apr. 1971 Joined the Company                                               5,000
    (May 25, 1946)     July 1988 President of Ricoh Finance Ltd.
                       May  1991 Head of Administration Office of System
                                 Development Division
                       June 1993 General Manager of Marketing Administration
                                 Department of International Division
                       June 1997 Managing Director of Ricoh Logistics System Co., Ltd.
                       June 1999 General Manager of DMS Business Division
                       June 2001 Director of Tokyo Ricoh Co., Ltd.
                       June 2004 Corporate Auditor (Current)

2   Takao Yuhara       Apr. 1969 Joined Nippon Chemical Industrial Co., Ltd.                        0
    (June 7, 1946)     May  1971 Joined Sony Corporation
                       Mar. 1987 Vice President of Sony International (Singapore) Ltd.
                       Apr. 1996 Vice President of Display Company of Sony Corporation
                       June 2002 Corporate Vice President and General Manager of Corporate
                                 Planning Division of Sony Corporation
                       June 2003 Corporate Vice President and Group CFO (Chief Financial
                                 Officer) of Sony Corporation
                       June 2004 In charge of Corporate Executive Finance and IR of Sony
                                 Corporation
                       Dec. 2007 Managing Executive Officer and Senior General Manager,
                                 Group Business Management Division of ZENSHO CO., LTD.
                                 (Current)
                       Apr. 2008 Officer in charge of Group Finance of ZENSHO CO., LTD.
                                 (Current)

Notes:

1. There is no conflict of interests between each candidate and the Company.

2. Mr. Takao Yuhara is a candidate for Outside Corporate Auditor.

3. With his abundant experience as executive officer in charge of accounting at other companies, we have judged that Mr. Takao Yuhara is the appropriate person as an Outside Corporate Auditor of the Company. Hence, we propose him as an Outside Corporate Auditor.

4. If Mr. Takao Yuhara is approved to be appointed as Outside Corporate Auditor of the Company, the Company will conclude a liability limitation contract with him to limit liabilities for damages at higher of either, Yen 5,000,000 or minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law.

AGENDA 4: ELECTION OF ONE (1) SUBSTITUTE CORPORATE AUDITOR

The Company proposes to appoint in advance one Outside Corporate Auditor as a Substitute for Outside Corporate Auditors Mr. Kenji Matsuishi, and Mr. Takao Yuhara who will be Outside Corporate Auditor in case Agenda 3 is approved as proposed, so that audit operations can be carried out continuously even in a case where the number of Corporate Auditors falls below the number required by law.

The above appointment shall be effective only before the candidate assumes as Outside Corporate Auditors, and may be nullified by resolution of the Board of Directors with consent of the Board of Corporate Auditors.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for the Substitute Outside Corporate Auditor is as follows:

                                                                                             Number of
                                            Brief personal profile,                             the
       Name                       position and responsibility at the Company                 Company's
  (Date of birth)         (Status of representation at other company, with asterisk)        shares held
-------------------------------------------------------------------------------------------------------
Kiyohisa Horie       Apr. 1970 Joined Horie Morita Audit Office (now : Meiji Audit               0
(March 7, 1948)                Corporation)
                               Joined Showa Accounting Office
                     Aug. 1980 Registered as Certified Public Accountant
                     Mar. 1988 Registered as Tax Accountant
                     Apr. 1988 Senior Partner of Meiji Audit Corporation(Current)
                      May 1988 * Representative Director of Showa Accounting Office
                               (Current)
                      May 1988 Managing Partner of Meiji Audit Corporation (Current)
                      May 1998 Vice-Chairman & Managing Partner of Meiji Audit Corporation
                               (Current)

Notes:

1. There is no conflict of interests between the candidate and the Company.

2. Mr. Kiyohisa Horie is a candidate for Substitute Corporate Auditor for Outside Corporate Auditors.

3. With his insight and longstanding experience as a certified tax accountant and certified public accountant, we have judged that the candidate Mr. Kiyohisa Horie is the appropriate person as a Corporate Auditor of the Company. Hence, we propose him as a Substitute Corporate Auditor.

4. If Mr. Kiyohisa Horie is approved to be appointed as a Corporate Auditor of the Company, the Company will conclude a liability limitation contract with him to limit liabilities for damages at higher of either, Yen 5,000,000 or minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law.

AGENDA 5: PAYMENT OF BONUSES TO DIRECTORS

The Company proposes that bonuses amounting to Yen 173.4 million be paid to the incumbent nine (9) Directors (excluding Outside Directors) as of the end of the fiscal year under review, considering the Company's earnings results and other factors. The Company requests that the details such as specific amounts, timing and manner of payment be left to the decision of the Board of Directors.

                                     -51-

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                  EXERCISE OF VOTING RIGHTS VIA THE INTERNET

1. Website the Company Designated for Exercising Voting Rights via the Internet

   Please access http://www.web54.net.
                 --------------------

          Please note that you would not be able to use cellular phones as terminal for exercising voting rights via the Internet.

2. You will need "Voting right exercise code" and "Password," both shown in the voting form.

3. When you access the designated website, you are requested to decide a new eight-digit password. Please prepare the eight-digit password in advance.

4. Expenses incurred when accessing the designated website (ISP access charges, communication charges (call charges) by a carrier, etc.) shall be borne by shareholders.

PASSWORD:

1. Please keep secret the new password you chose because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting right and to change approval or disapproval for the agenda you voted via the Internet. (We are sorry we will not be able to answer questions you may ask regarding new password.)

2. The voting right exercise code and password that we present this time are valid only for this Ordinary General Meeting of Shareholders. (We will issue a new password for the next meeting.)

Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:

                     Exclusive Information Site for Ricoh:
                     http://www.ricoh.com/IR/contact.html
                     -------------------------------------

                         FOR INSTITUTIONAL INVESTORS:

If shareholders apply in advance for the use of the platform operated by ICJ, Inc. a joint venture set up by the Tokyo Stock Exchange, Inc. and other companies, for exercising voting rights, they may be able to utilize said platform as a method for exercising voting rights in electronic medium, in addition to the exercise of voting rights via the Internet specified above.

                                     -52-